Paul Hastings LLP

695 Town Center Drive, 17th Floor

Costa Mesa, California, 92626-1924

Telephone (714) 668-6200

Facsimile (714) 979-1921

Internet www.paulhastings.com

(714)668-6210

johndellagrotta@paulhastings.com

September 5, 2012	56869-00017

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson Energy Total Return Fund, Inc.

Registration Statement on Form N-2 (File Nos. 333-172410 and 811-21750)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson Energy Total Return Fund, Inc. (the “Fund”), is Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 24, 2011 (the “Initial Registration Statement”). Post-Effective Amendment No. 2 is marked to show changes from Post-Effective Amendment No. 1 filed with the Commission on July 18, 2012 (“Post-Effective Amendment No. 1”). The Initial Registration Statement, as amended by Post-Effective Amendment No. 1, Post-Effective Amendment No.2 and all future amendments, is referred to herein as the “Registration Statement.”

Response to Staff Comments

Post-Effective Amendment No. 2 is being filed in response to oral comments conveyed by the staff of the Commission (the “Staff”) on July 25, 2012 during a telephone conversation between Mr. Edward P. Bartz of the Commission Staff and John Della Grotta of Paul Hastings, counsel to the Fund. The numbered paragraphs below correspond to the comments discussed during the above-referenced telephone conference. The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Post-Effective Amendment No.2.

Mr. Edward P. Bartz

September 5, 2012

PROSPECTUS

Cover Page (Paragraph 2)

1.	Please revise the second sentence of the second paragraph of the cover page of the Prospectus to make clear that the Fund will not engage in a “unit” or “bundled” offering of common stock and preferred stock.

Response: Comment accepted. In response to the Staff’s comment, the Fund has revised the second sentence of the second paragraph of the cover page of the Prospectus to read as follows: “We may offer our common stock or preferred stock separately or in concurrent separate offerings, in amounts, at prices and on terms set forth in a prospectus supplement to this prospectus.”

Prospectus Summary – Investment Objective (Page 1)

2.	Either remove the second sentence under the caption “Investment Objective” in the Prospectus Summary or relocate it into the “Investment Policies” section of the Prospectus Summary.

Response: Comment accepted. In response to the Staff’s comment, the Fund will relocate the second sentence under the caption “Investment Objective” in the Prospectus Summary as the first sentence of the disclosure set forth under the caption “Investment Policies” in the Prospectus Summary.

Risk Factors – Risk of Owning Securities of Affiliates (Page 31)

3.	Please revise the second and third paragraphs of the Risk Factor entitled “Risk of Owning Securities of Affiliates” to reflect the Commission’s interpretation of a limited partnership interest as a “voting security” for purposes of Section 2(a)(42) of the Investment Company Act of 1940 as referenced in SEC No-Action Letter, Standish Equity Investments Inc./132-129, publicly available December 15, 1993; and Clemente Global Growth Fund, Inc. v. T. Boone Pickens, III, et al, United States District Court, SD of New York, 705 F. Supp.958 (1989) or provide the Staff with support for the Fund’s position.

Response: In response to the Staff’s comment, the Fund has revised the risk factor entitled “Risk of Owning Securities of Affiliates” on page 31 to be consistent with the Commission’s interpretation of a limited partnership interest as a “voting security” for purposes of Section 2(a)(42) of the 1940 Act.

Updates to the Registration Statement

Post-Effective No. 2 also is being filed to update the Registration Statement as follows:

•

Incorporating by reference the Company’s financial statements, financial highlights and the accompanying notes thereto contained in the Fund’s Semi-Annual Report to Stockholders on Form N-CSR for the period ended May 31, 2012, filed with the Commission on July 31, 2012;

•	Updating the rating agency disclosures to take into account that Fitch is the sole rating agency rating the Fund’s securities and notes;

•	adding refining as an additional industry specific risk for Energy Companies operating in the energy sector;

Mr. Edward P. Bartz

September 5, 2012

•	supplementing our valuation disclosures for securities that are privately issued, illiquid or otherwise restricted as to resale; and

•	providing additional disclosures in the Statement of Additional Information under the caption “Our Investments” relating to the different types of MLP entities that the Fund invests in.

The Fund also acknowledges the following: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund respectfully requests the Staff’s assistance in completing review of Post-Effective Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta of PAUL HASTINGS LLP

JFD:ma

cc:	John M. Ganley, Senior Counsel, Esq.

U.S. Securities and Exchange Commission (w/encl.)

Kevin S. McCarthy, Kayne Anderson (w/encl.)

David S. Shladovsky, Esq., Kayne Anderson (w/encl.)

David A. Hearth, Esq., Paul Hastings (w/encl.)